EXHIBIT 99.49

News Release, regarding U.S. $18 million milestone payment, announced October 27, 2004

AnorMED Inc. 200 - 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

FDA APPROVAL OF FOSRENOL TRIGGERS U.S. $18 MILLION PAYMENT TO
ANORMED INC

Payment to fund Phase III clinical development in stem cell transplantation

For Immediate Release:

October 27, 2004

Vancouver, British Columbia - AnorMED Inc. (TSX:AOM) announced that they will receive a U.S. $18 million milestone payment from Shire Pharmaceuticals Group, plc based on today's approval by the U.S. Food and Drug Administration of FOSRENOL as a treatment for high phosphate levels in the blood, which occurs in patients undergoing dialysis as a result of chronic kidney failure.

"It's gratifying that our strategy to monetize FOSRENOL, that culminated earlier this year in our agreement with Shire, will strengthen our cash position as we head towards pivotal trials for AMD3100 in stem cell transplant for cancer patients," said Dr. Michael Abrams, AnorMED's President and CEO.

In March 2004, AnorMED sold the global patent rights for FOSRENOL to Shire. Under the terms of the agreement Shire agreed to pay AnorMED U.S.$18 million when FOSRENOL was approved in the United States and U.S.$7 million when FOSRENOL was approved in the relevant European countries.  In consideration of these payments, Shire's royalty obligations to AnorMED would cease throughout the world.  This agreement has now been extended to include a U.S.$6 million payment to AnorMED upon regulatory approval in Japan.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.  Information on AnorMED Inc. is available on the Company's website: www.anormed.com..

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

For further information:

Elisabeth Whiting, M.Sc.

Sr. Director, Corporate Development

& Communications

Tel:  604-532-4667

Cellular : 604-763-4682

e-mail: ewhiting@anormed.com